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ANNUAL AUDITED REPORT
FORM X-17A-5 X
PART III

SEC FILE NUMBER
8- 50538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2016 (MM/DD/YY) AND ENDING 10/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Nesbitt Burns Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 First Canadian Place - 100 King Street West
(No. and Street)

Toronto (City) Ontario, Canada (State) M5X1A1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Aversa - 416-359-6628 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 Bay Street Suite 4600 (Address) Toronto (City) Ontario, Canada (State) M5H2S5 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 26 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS SECURITIES INC, as of October 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephanie Lake
Signature

CFO
Title


ANNA L ENG
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 09, 2019

Anna L. Eng
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
BMO Nesbitt Burns Securities Ltd.:

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd. (the "Company") as of October 31, 2017 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of October 31, 2017, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
December 20, 2017

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2017

Assets

Cash	$	181,066
Receivable from clearing broker-dealer		491,899
Receivable from affiliates		57,787
Securities owned, at fair value		3,507,289
Deposit with Financial Industry Regulatory Authority		9,102
Current tax asset		601,651
Deferred tax asset		217
Total assets	$	4,849,011

Liabilities and Shareholder's Equity

Liabilities:		
Accrued compensation and related benefits	$	38,417
Accounts payable and accrued expenses		22,442
Total liabilities		60,859
Stockholder's equity:		
Common stock, no par value, 100 issued and outstanding		1,000,000
Additional paid-in capital		1,000,000
Retained earnings		2,788,152
Total stockholder's equity		4,788,152
Total liabilities and stockholder's equity	$	4,849,011

See accompanying notes to statement of financial condition

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Notes to Statement of Financial Condition

October 31, 2017

(1) Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the "Carrying Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by BMO Nesbitt Burns Holdings Corporation, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Translation of Foreign Currencies

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchanges rate in affect at the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at historical rates.

(d) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(e) Securities owned, at fair value

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As of October 31, 2017, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

	Level 1	Level 2	Level 3
Securities owned, at fair value	$ 3,507,289	---	---

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from clearing broker-dealer and organization, and accounts payable and accrued expenses are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

(4) Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. Beginning in 2017, the Company will file its Canadian federal and provincial tax returns using its functional currency (USD).

Deferred income taxes are generated from temporary differences relating to amortization of capital assets, which are fully amortized for accounting purposes.

(5) Related-Party Transactions

(a) Statement of Financial Condition

The Company maintains its cash balances at the Bank. As of October 31, 2017, the cash balance was $181,066. The Company incurred $83 of bank-related service costs.

Receivable from affiliates relates to the net of revenues collected and intercompany services paid by the Parent on behalf of the Company. As at October 31, 2017, the balance is $57,787.

(6) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(7) Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer and organization at October 31, 2017, consist of the following:

	Receivable
Fees and commissions receivable	$391,899
Deposit with clearing broker-dealer	100,000
	$491,899

(8) Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC Rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2017, $100,000 of cash was deposited with the Clearing Broker.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2017, the Company's net capital of $4,114,961 was in excess of the minimum requirement by $3,864,961.

(10) Subsequent Events

The Company performed an evaluation of subsequent events through December 20, 2017, the date financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2017.